SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) as already reported in Explanatory Note 4.1.1 - Risks related to the Company, item b, of the Quarterly Financial Information for the period ended on June 30, 2019, it clarifies to its shareholders and the general market the following about the effects non-conversion of Provisional Measure 879/2019.

1. Amazonas Distribuidora de Energia S.A (“Amazonas Energia”) assigned to Eletrobras, in the privatization process, credits in the net amount of approximately R$ 4.1 billion, in the base date of June 2017. However, as reported in 170th Extraordinary General Meeting, the realization of these credits depended on inspection by the Agência Nacional de Energia Elétrica – Aneel;

2. Similarly, Boa Vista Energia S.A (“Boa Vista Energia”) assigned to Eletrobras, in the privatization process, credits in the net amount of about R$ 0.3 billion, in the base date of June 2017. Realization of these credits also depended on supervision by the Agência Nacional de Energia Elétrica – Aneel;

3. The other distributors Centrais Elétricas de Rondônia S.A (“Ceron”) and Companhia de Eletricidade do Acre (“Eletroacre”), also assigned credits to Eletrobras, in the amounts of R$ 3.8 billion and R$ 0.3 billion, respectively, whereas they are also under scrutiny, but have no relation to PM 879;

4. In the Quarterly Financial Information for the period ended on June 30, 2019, Eletrobras registered the balance of the above-mentioned credit (items 1 and 2), assigned by Amazonas Energia and Boa Vista, after deducting provisions made in accordance with the Company's best assessment, as follows:

	Amazonas	Boa Vista
Note 12 – Reimbursement Rights	2,629	206
Note 9 – Financing and Loans	443	-
Total	3,072	206

5. Pursuant to Explanatory Note 4.1.1 - Risks related to the Company, of the Quarterly Financial Information, item b, for the period ended on June 30, 2019, Eletrobras informed that: “In case PM 879 is not converted into law or if no other legal instrument is created to guarantee the realization of such assets, the Company may have to assess the need to make additional provision for loss of part of such assets.”

6. According to the aforementioned Explanatory Note, the amount at risk is about R$ 3.1 billion, related to credits accounted for as Reimbursement Rights.

7. However, Eletrobras reaffirms that it will evaluate other measures aimed at guaranteeing the realization of credits assigned under items 1 and 2 above.

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

8. Related specifically to the expected portion of reimbursements for proven fuel purchase expenses incurred up to April 30, 2016, by the concessionaires holding the concessions referred to in art. 4-A of Law 12,111, of December 9, 2009, which have been proven but not reimbursed by virtue of the economic and energy efficiency requirements referred to in § 12 of art. 3 of Law 12,111, Eletrobras understands that the right to credits, regardless of PM 879, is preserved by the provisions of article 3 of Law 13,299 of June 21, 2016, which amended the wording of article 13, IX of Law 10,438/2002.

The Company will keep the market informed about the subject matter of this market announcement.

Rio de Janeiro, August 21, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.